UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

ecoSolutions Intl

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

27922G10 2

(CUSIP Number)

July 10, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27922G10 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert Patridge
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(A) ☐
(B) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

		1,318,667
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,318,667
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,616,667
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
12	TYPE OF REPORTING PERSON

IN

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Item 1(a). Name of Issuer.

The name of the issuer is ecoSolutions Intl (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 295 East Main Street, Suite 1, Ashland, Oregon 97520.

Item 2(a). Name of Person Filing.

Robert Patridge (the “Reporting Person”)

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of the Reporting Person is 4316 Vineyard Terrace, Medford, Oregon 97504.

Item 2(c). Citizenship.

The Reporting Person is a United States citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 27922G10 2.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page of this statement and is incorporated herein by reference.  As of July 15, 2008, the Reporting Person was the beneficial owner of 1,616,667 shares of Common Stock, which represents 6.6% of the Common Stock outstanding as of that date. This includes (i) 250,000 shares of Common Stock held by the Reporting Person’s spouse, (ii) 24,000 shares of Common Stock held by the Owen Patridge Irrevocable Trust, and (iii) 24,000 shares of Common Stock held by the Maya Patridge Irrevocable Trust. The Reporting Person’s spouse is the trustee of each of the Owen Patridge Irrevocable Trust and Maya Patridge Irrevocable Trust. The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, 1,318,667 shares of Common Stock. With respect to the 298,000 shares of Common Stock collectively held by the Reporting Person’s spouse, the Owen Patridge Irrevocable Trust and the Maya Patridge Irrevocable Trust the Reporting Person does not have the power to vote, or to direct the vote, and to dispose, or to direct the disposition of, sole or otherwise.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

By:	/S/ ROBERT PATRIDGE

Name: Robert Patridge

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